SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

DENISON INTERNATIONAL PLC

(Name of Subject Company)

DENISON INTERNATIONAL PLC

(Name of Person(s) Filing Statement)

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares, each representing one

Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Bruce A. Smith

Chief Financial Officer

Denison International plc

14249 Industrial Parkway

Marysville, OH 43040

(937) 644-4437

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Laurence D. Weltman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Denison International plc, a public limited company organized under the laws of England and Wales (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2003 (the “Schedule 14D-9”), as amended by Amendment No. 1 thereto filed with the Commission on December 31, 2003, with respect to the offer made by Parker-Hannifin Corporation, an Ohio corporation (“Purchaser”), to purchase all of the Ordinary Shares, $0.01 par value per share, of the Company (the “Ordinary Shares”), and the American Depositary Shares each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), that are outstanding at any time during the Offer (as hereinafter defined), and all of the issued and outstanding A Ordinary Shares, £8.00 par value per share, of the Company (the “A Ordinary Shares”), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 19, 2003, and in the related Letter of Transmittal and Form of Acceptance (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as the same has been and may be amended from time to time, that was initially filed by Purchaser with the Commission on December 19, 2003.

ITEM 3.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended by adding the following paragraph to the end of the caption “Effects of the Offer under the Company’s Stock Option Plan.”

“The following table sets forth, as of January 13, 2004, (a) the aggregate number of Shares issuable upon exercise of options that are held by each director and executive officer of the Company that, although not presently vested and exercisable, will vest and become exercisable in connection with the consummation of the Offer, (b) the aggregate number of Shares issuable to each director and executive officer of the Company upon exercise of options held by such director or executive officer, including Shares issuable upon exercise of options which are vested and exercisable as of the date hereof, and (c) the pre-tax net proceeds payable to each director and executive officer of the Company upon the closing of the Offer with respect to the Shares issuable upon exercise of options held by such director or executive officer, assuming such director or executive officer elects to exercise all such options and tender into the Offer all Shares acquired upon such exercise pursuant to the Offer.

Name of Director or Executive Officer	Aggregate Number of Shares Issuable Upon Exercise of Options that will Vest and Become Exercisable in Connection with Consummation of the Offer[1]	Aggregate Number of Shares Issuable Upon Exercise of All Options Held by Director or Executive Officer[2]	Pre-Tax Net Proceeds to be Received Upon Closing of Offer with Respect to All Shares Issuable Upon Exercise of All Options

J. Colin Keith[3] Chairman and Director	16,146	69,367	$448,793.75

Anders C H Brag[4] Managing Director and Director	16,146	69,367	$448,793.75

David L. Weir[5] President, Chief Executive Officer and Director	0	100,000	$677,500

Bruce A. Smith Chief Financial Officer and Director	8,542	35,000	$307,075

R. James P. Morton Director	7,500	10,000	$80,000

Paul G. Dumond Company Secretary and Director	0	10,000	$84,690

[1]	Represents the aggregate number of Shares issuable upon exercise of options which are not presently vested and exercisable, but which will vest and become exercisable in connection with the consummation of the Offer.

[2]	Represents the aggregate number of Shares issuable upon exercise of all options held, including Shares issuable upon exercise of options that are fully vested and exercisable as of the date hereof.

[3]	Mr. Keith also owns 1,405,633 ADSs and 1,334 A Ordinary Shares.

[4]	Mr. Brag also owns 1,355,633 ADSs and 1,334 A Ordinary Shares.

[5]	Mr. Weir also owns 65,000 ADSs.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION

(1)     Item 4 of the Schedule 14D-9 is hereby amended by amending and restating the last sentence of the final full paragraph on page 6 of the Schedule 14D-9 under the caption “Background of the Tender Offer” as follows:

“At this meeting, the Transaction Committee considered both the economic and contractual terms of Purchaser’s enhanced proposal and Company A’s proposal. Although the economic terms of Purchaser’s enhanced proposal and Company A’s proposal were neutral, following a detailed discussion with its legal and financial advisors regarding the contractual terms set forth in each proposal, the Transaction Committee determined that the enhanced proposal received from Purchaser was superior to the proposal received from Company A because Purchaser’s proposal contained contractual terms that afforded more certainty to consummating a transaction.”

(2)     Item 4 of the Schedule 14D-9 is hereby amended by amending and restating the second factor under the caption “Reasons for the Recommendation by the Board of Directors” as follows:

“2.     Consideration of Multiples Paid in Comparable Transactions. The Board of Directors considered the fact that the Offer Price compared favorably to the range of net sales, EBITDA and EBITA multiples paid in certain recent private market acquisitions of hydraulics businesses. The Board of Directors considered the fact that the Offer Price implied an approximately 1.07x net sales multiple based on the twelve month period ending September 30, 2003, which was higher than the range of 0.85x-0.95x net sales multiples paid in certain recent comparable private market transactions. In addition, the implied EBITDA and EBITA multiples, based on the twelve month period ending September 30, 2003, of 7.6x and 10.1x, respectively, were within the 6.5x-8.0x and 10.0x-11.5x ranges, respectively, of EBITDA and EBITA multiples paid in certain recent comparable private market transactions.”

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(3)     Item 4 of the Schedule 14D-9 is hereby amended by adding the following sentence to the end of the third factor under the caption “Reasons for the Recommendation by the Board of Directors”:

“In reaching this conclusion, the Board of Directors reasoned that while the Company did receive an equivalent economic proposal from Company A during the auction process, Purchaser’s proposal represented the most favorable proposal as it contained contractual terms that afforded the most certainty to consummating a transaction.”

ITEM 5.       PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5 of the Schedule 14D-9 is hereby amended by amending and restating the first paragraph on page 10 of the Schedule 14D-9 under the caption “PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED” as follows:

“Prior to the date hereof, and in connection with Lazard’s services as sole investment banker to the Company, the Company has paid Lazard an aggregate of $500,000 plus certain actual out-of-pocket expenses. In addition, upon the consummation of the Offer, the Company will be required to pay Lazard an additional $1,800,000.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENISON INTERNATIONAL PLC

By:	/S/ J. COLIN KEITH

	Name:	J. Colin Keith
	Title:	Chairman

Dated: January 13, 2004